

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 14, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of VERIZON COMMUNICATIONS INC., under the Exchange Act of 1934:

- 0.375% Notes due 2029
- 0.750% Notes due 2032
- 1.125% Notes due 2035

Sincerely,